UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

PUTNAM MANAGED MUNICIPAL INCOME TRUST
 (Names of Filing Persons (Issuer))

Remarketed Preferred Shares, Series A and C, Without Par
(Title of Class of Securities)

746823-20-2
746823-40-0
(CUSIP Number of Class of Securities)

Robert T. Burns, Vice President
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Bryan Chegwidden, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 110,841,250 (a)	$ 12,846.50 (b)

(a)
Calculated as the aggregate maximum purchase price to be paid for 245 Series A shares and 1,980 Series C shares in the offer, based upon a price of 89.75% of the liquidation preference of $100,000 per share (or $89,750.00 per share) in the case of Series A and $50,000 per share (or $44,875.00 per share) in the case of Series C.

b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEMS 1 through 9 and ITEM 11.

This Tender Offer Statement on Schedule TO is filed by Putnam Managed Municipal Income Trust, a closed-end investment company registered under the Investment Company Act of 1940, as amended, and organized as a Massachusetts business trust (“PMM”). This Schedule TO relates to PMM’s offer to purchase up to 100% of its outstanding Remarketed Preferred Shares, Series A and C (the “Preferred Stock”), for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Stock is an amount per share equal to 89.75% of the liquidation preference of $100,000 per share (or $89,750.00 per share) in the case of Series A and $50,000 per share (or $44,875.00 per share) in the case of Series C, in cash, plus any unpaid dividends accrued through August 4, 2017, or such later date to which such Offer is extended, less any applicable withholding taxes and without interest. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

(a) The audited financial statements of PMM for the period from November 1, 2015 through October 31, 2016 appear in PMM’s Annual Report to Stockholders for the year ended October 31, 2016. The audited financial statements of PMM for the period from November 1, 2014 through October 31, 2015 appear in PMM’s Annual Report to Stockholders for the year ended October 31, 2015. Both Annual Reports were previously provided to stockholders and are incorporated by reference herein. The unaudited, semi-annual financial statements of PMM for the period ended April 30, 2017 appear in PMM’s Semi-Annual Report to Stockholders for the period ended April 30, 2017. The Semi-Annual Report was previously provided to stockholders and is incorporated by reference herein. Copies of the Annual Reports and Semi-Annual Report can be obtained for free at the website of the Securities and Exchange Commission (http://www.sec.gov).

(b) Not applicable.

ITEM 12. EXHIBITS

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated July 10, 2017.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Press Release issued on May 25, 2017 is incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed on May 25, 2017.
(a)(5)(ii)	Press Release issued on July 10, 2017.
(d)(i)	Standstill Agreement dated May 24, 2017.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Putnam Managed Municipal Income Trust

By:	/s/ Robert T. Burns
Name:	Robert T. Burns
Title:	Vice President